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                                                                EXHIBIT d (1)(c)

October ___, 2005

Board of Directors
Eclipse Funds Inc.
51 Madison Avenue
New York, NY 10010

Re: Mainstay Growth Equity Fund Expense Reimbursements

Dear Board of Directors:

(1) This letter will confirm our intent that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of Class A shares (the "Class") of the MainStay Growth Equity Fund (the "Fund"), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds 1.25%, we will waive fees or reimburse the expenses of the Class in the amount of such excess. An equivalent reduction will apply to the Class B, Class C and Class I shares of the Fund.

(2) Our undertaking to waive fees and reimburse expenses as stated in Paragraph 1, above, may not be terminated through October 31, 2006, but may be terminated by us without notice anytime thereafter.

(3) We authorize the Fund and its administrator to reduce our monthly management fees to the extent necessary to effectuate the limitations stated in Paragraph 1, above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By: _______________________________
    Authorized Officer

                                                ACKNOWLEDGED:

                                                ECLIPSE FUNDS INC.

                                                By: ____________________________
                                                Authorized Officer